Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350
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Bernard Compagnon Taylor Rafferty, London +44-20-7936-0400
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Jim Prout Taylor Rafferty, New York 212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES RATINGS ASSIGNED BY FITCH RATINGS AND 2002 RESULTS OF ITS FRENCH AND SWISS SUBSIDIARIES

Luxembourg/Portugal – April 09, 2003 – Espírito Santo Financial Group S.A. (NYSE and Euronext Lisbon: ESF) today made the following announcements:

Fitch Ratings

Fitch Ratings has started recently to assign ratings to ESFG; in a press release dated 13th March, Fitch Ratings assigned A– long term and F2 short term and “5” support ratings. The long term rating outlook is stable.

Banque Espírito Santo et de la Vénétie

During the course of 2002, Banque Espírito Santo et de la Vénétie (“Old BESV”) merged with Via Banque, with the new merged entity keeping the name of Banque Espírito Santo et de la Vénétie (“New BESV”). New BESV’s structure and activities result from a major reorganization of the business profile of each of the two merged entities as well as substantial changes in personnel. Following the merger in mid April 2002, New BESV’s business policies in 2002 centred on implementing an active programme of business development in the commercial banking area. Structured financing was particularly active, with New BESV participating actively in a large number of such financings in the French market, namely in the acquisition of the Outinord group (a leader in equipment for construction and public works) by the investment fund Siparex et Spef LBO.

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At the end of 2002, New BESV’s total assets and loan portfolio increased 34.2% and 206.4% respectively. New BESV’s total income in 2002 was 119.1% over the corresponding figure for Old BESV in 2001, whilst operational costs at New BESV in 2002 were only 78.1% over those of Old BESV in 2001. New BESV’s gross profits in 2002 reached 7.4 million Euros, corresponding to an increase of 339.0% over Old BESV’s gross profits in 2001. However, New BESV’s net profits reached only 0.7 million Euros in 2002. The difference is accounted for by provisions, net extraordinary items (including restructuring costs) and taxation.

New BESV’s capital ratio was 11.9% at end 2002 and its cost to income ratio was 68.6%, below the average for the French banking system of 69.9% (Old BESV’s cost to income ratio was 84.3% in 2001).

Compagnie Bancaire Espírito Santo

In 2002, profits at Compagnie Bancaire Espírito Santo, ESFG’s private banking operation located in Lausanne, Switzerland reached 9.1 million CHF (6.3 million Euros) corresponding to a decline of approximately 2.0% against the results of the previous year. This slight decline resulted from the decrease in financial income due to the general decline in interest rates and to the 12.6% increase in costs (resulting mostly from a provision related to a new employee profit sharing scheme) which were not fully compensated by the 10.1% increase in commissions and the 23.0% growth in trading and foreign exchange revenues

Assets under management declined 7.2% in Swiss Franc terms, mostly due to the devaluation of Euro and the US Dollar against the Swiss currency in the course of the year.

Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally.

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